October 23, 2019

Brandon Mendenhall
Chief Executive Officer
RAD Diversified REIT, Inc.
1306 Monte Vista Ave., No. 5
Upland, CA 91786

       Re: RAD Diversified REIT, Inc.
           Amendment No. 4 to
           Offering Statement on Form 1-A
           Filed October 21, 2019
           File No. 024-11020

Dear Mr. Mendenhall:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A filed October 21, 2019

General

1. We note the offering statement is dated June 19, 2019. Please revise as appropriate and confirm your offering statement is current. In addition, please have your chief financial officer, principal accounting officer and a majority of your board of directors sign the offering statement. In this regard, please present all signatures in a typed format. See
      Instructions 1 and 2 to Signatures of Part II to Form 1-A.
 Brandon Mendenhall
RAD Diversified REIT, Inc.
October 23, 2019
Page 2
Unaudited Interim Financial Statements, page 160

2. Please revise the statement of equity to present the registrant's equity transactions for the six months ended June 30, 2019 and revise the label to reflect the correct period ending date.
       You may contact Kristina Marrone at 202-551-3429 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401 with any other questions.



FirstName LastNameBrandon Mendenhall                            Sincerely,
Comapany NameRAD Diversified REIT, Inc.
                                                                Division of
Corporation Finance
October 23, 2019 Page 2                                         Office of Real
Estate & Construction
FirstName LastName